06015405

082-04154

Registration No. 4154

Komu *Attention*	***Securities and Exchange Commission, Division of Corporate Finance, 450 fifth Street, N.W. - Washington D. C. 20549***	fax:	001202942952 5
Od *From*	**KOMERČNÍ BANKA, a. s.** **P.O. BOX 839** **114 07 PRAHA 1**	tel.: fax:	+42022243200 5 +42022422948 3
Kopie *cc*			

SUPPL

Datum *Date*	10. 7. 2006		
Stran *Pages*	**2 (including this page)**		
	Telefonní kontakt pro případ nedošlých stránek *In case of missing pages please call*	tel.:	+42022243200 5

Věc
Subject

Dislosure duty – dividend

Dear Sirs,

Pursuant to Act 256/2004 Coll. subsection 120(4) and Rules of Prague Stock Exchange part III annex Harmonogram subsection E(c) find enclosed notice of the increasing of capital of subsidiary.

Yours Sincerely,

Floríková

Sylva Floríková
Head of Compliance

PROCESSED
JUL 25 2006
THOMSON FINANCIAL

dlw 7/21

Headline: Komercni banka increased capital of its subsidiary Bastion European Investment SA

Komercni banka (KB) has increased the capital of its subsidiary Bastion European Investments SA located in Belgium (Bastion) by EUR 134 million.

The recapitalization represents completion of Bastion's funding structure as announced by KB in March 2006 when Bastion purchased a long term amortizing portfolio of receivables owed by the European Commission.

After capital increase, KB holds unchanged 99,99% of Bastion's share capital.